Exhibit 99.18
Quest Rare Minerals Ltd.
QUEST EXPANDS ITS PREFEASIBILITY TECHNICAL TEAM,
STRANGE LAKE B-ZONE DEPOSIT, QUÉBEC
Toronto, January 13, 2011 — Quest Rare Minerals Ltd. (TSX-V : QRM) is pleased to report that it continues to add to its technical team as it moves towards the preparation of a prefeasibility study for the B-Zone deposit at the Strange Lake property, Québec.
Mr. Richard Gowans, P. Eng., has been engaged to provide oversight, guidance and support for the next phase of metallurgical test work. The goal of the next round of metallurgical testing will be to build upon the successful results obtained by Hazen Research (see Press Release : August 12, 2010). The metallurgical testing program will provide sufficiently detailed information to identify an optimal flow sheet for inclusion in the prefeasibility study. Richard is currently the President and Principle Metallurgist for Micon International Limited, mineral industry consultants, will be working directly with Quest’s Vice-President of Operations.
As a metallurgical engineer for over 30 years, Richard M. Gowans gained his operations experience in the platinum mines of South Africa from 1981 and has been engaged in consulting since 1987, with LTA Process Engineering Limited, Kilborn (SNC-Lavalin) and Micon, which he joined in 1998. Mr. Gowans’ experience includes the operation and design of mineral processing and hydrometallurgical plants for a wide variety of minerals and metals. He has been involved in operations, management, detailed engineering and commissioning of a broad range of processing facilities. He has also worked on a wide assortment of feasibility studies, technical audits, project management and due diligence assignments on international industrial mineral, precious and base metal projects.
“We are pleased that Richard has decided to join our building Strange Lake project technical team,” said Peter J. Cashin, Quest’s President & CEO. “Richard’s extensive resumé, particularly in the important areas of mineral processing and hydrometallurgy, speaks for itself and we anticipate that he will be an important asset to Quest in optimizing the process flowsheet design for the ultimate B-Zone mine operation.”
“The depth of talent and experience that Richard brings to the team will be very beneficial as we advance through the next round of metallurgical testing and plant design. We welcome Richard’s involvement and look forward to his insights,” said Reno Pressacco, Quest’s Vice President, Operations.
About Quest Rare Minerals
Quest Rare Minerals Ltd. is a Canadian-based exploration company focused on the identification and discovery of new and significant Rare Earth deposit opportunities. The Corporation is publicly listed on the TSX Venture Exchange as “QRM” and is led by a highly respected management and technical team with a proven mine finding track record. Quest is currently advancing several high potential projects in Canada’s premier exploration areas: the Strange Lake and Misery Lake areas of northeastern Québec, the Kenora area of northwestern Ontario and the Plaster Rock area of northwestern New Brunswick. Quest’s 2009 exploration led to the discovery of a significant new Rare Earth metal deposit, the B-Zone, on its Strange Lake property in northeastern Québec. The Corporation recently filed a 43-101 Inferred Resource Estimate on the B-Zone deposit and has completed a Preliminary Economic Assessment (PEA) for the deposit. In addition, Quest announced the discovery of an important new area of REE mineralization on its Misery Lake project, approximately 120 km south of Strange Lake project. Quest continues to pursue high-value project opportunities throughout North America. As a result of a recently-completed marketed equity financing, Quest has a strong working capital position in excess of $51.0 million. This will be sufficient to advance the Corporations plans of completing a pre-feasibility study of the B-Zone REE deposit by 2011-2012 and to continue exploration on its other rare earth property interests.

For further information please contact:

Peter J. Cashin	Reno Pressacco
President & CEO	Vice-President, Operations
Tel: (416) 916-0777 or 1-877-916-0777
Fax: (416) 916-0779
E-mail: info@questrareminerals.com
URL : www.questrareminerals.com
Forward-Looking Statements
This news release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation. More particularly, this news release may contain forward-looking information concerning the Strange Lake B-Zone Rare Earth Element (REE) deposit held by Quest Rare Minerals Ltd. (“Quest”). This forward-looking information is subject to numerous risks and uncertainties, certain of which are beyond the control of Quest. Actual results or achievements may differ materially from those expressed in, or implied by, this forward-looking information. No assurance can be given that any events anticipated by the forward-looking information will transpire or occur, or if any of them do so, what benefits that Quest will derive. In particular, no assurance can be given with respect to the development by Quest of the Strange Lake B-Zone Rare Earth REE deposit. Forward-looking information is based on the estimates and opinions of Quest’s management at the time the information is released and Quest does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.